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                          March 5, 2024

       Brian J. Richardson
       Senior Executive Vice President and CFO
       Univest Financial Corporation
       14 North Main Street
       Souderton, PA 18964

                                                        Re: Univest Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed February 26,
2024
                                                            File No. 333-277366

       Dear Brian J. Richardson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Scott A. Brown, Esq.